FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES
INCREASE IN DISTRIBUTION FOR DECEMBER 2004 TO US$0.14
40% Increase in Distributions Over 2004

Calgary, Alberta - December 10, 2004 - Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) today announced that a cash distribution of US$0.14 per trust unit will be paid on January 15, 2005 in respect of the December 2004 production. The distribution will be paid in $US funds to unitholders of record at the close of business on December 31, 2004. The ex-distribution date is December 29, 2004.

"We have increased the distribution rate each quarter this year and this increase is the fourth one since Enterra became a Trust and started paying distributions in January 2004," said Reg Greenslade, Enterra's Chairman of the Board. "Our distributions have risen by 40% since our initial distribution level of US$0.10 per month."

"We would remind our U.S. unitholders that Enterra's distributions are taxed in the U.S. as dividend income. We will provide additional tax information for both Canadian and U.S. unitholders on our website before the end of the year," added Luc Chartrand, President and CEO of Enterra.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust Luc Chartrand, President and CEO Telephone (403) 213-2502 Fax (403) 294-1197 Lynn Wiebe, Chief Financial Officer Telephone (403) 538-3237 Fax (403) 294-1197 www.enterraenergy.com,	Investor Relations Counsel: The Equity Group Inc. Linda Latman (212) 836-9609 www.theequitygroup.com